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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                             Homex Development Corp.
                 (Translation of registrant's name into English)
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                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25030W100
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-1(c)

      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1     NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      EIP Investment Holdings LLC BVBA
      45-0475326

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]

      (b) [ ]
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3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States & Belgium
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    NUMBER OF     5     SOLE VOTING POWER
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   6     SHARED VOTING POWER
     OWNED BY           68,142,301
       EACH       --------------------------------------------------------------
    REPORTING     7     SOLE DISPOSITIVE POWER
   PERSON WITH:   --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        68,142,301
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      68,142,301
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      21.7%
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12    TYPE OF REPORTING PERSON
      IV
================================================================================

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================================================================================
1     NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      EGI-Fund (02-04) Investors, L.L.C.
      40-0002819
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]

      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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    NUMBER OF     5     SOLE VOTING POWER
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   6     SHARED VOTING POWER
     OWNED BY           600,000
       EACH       --------------------------------------------------------------
    REPORTING     7     SOLE DISPOSITIVE POWER
   PERSON WITH:   --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        600,000
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      OO
================================================================================

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                                  SCHEDULE 13G

================================================================================
1     NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Chai Trust Company, L.L.C.
      36-6934216
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]

      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
    NUMBER OF     5     SOLE VOTING POWER
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   6     SHARED VOTING POWER
     OWNED BY           68,742,301
       EACH       --------------------------------------------------------------
    REPORTING     7     SOLE DISPOSITIVE POWER
   PERSON WITH:   --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        68,742,301
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      68,742,301
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      21.9%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      OO
================================================================================

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                                  SCHEDULE 13G

ITEM 1.

      (a) Name of Issuer: Homex Development Corp. (Translation of registrant's name into English)

      (b)   Address of Issuer's Principal Executive Offices:

            Andador Javier Mina 891-B
            Colonia Centro Sinaloa
            80200 Culiacan, Sinaloa, Mexico

ITEM 2.

      (a)   Names of Persons Filing:

            EIP Investment Holdings LLC BVBA
            EGI-Fund (02-04) Investors, L.L.C.
            Chai Trust Company, L.L.C.(1)

      (b)   Addresses of Principal Business Offices or, if none, Residences:

            EIP Investment Holdings LLC BVBA
            each c/o Equity International Properties, Ltd.
            Two North Riverside Plaza
            Chicago, IL  60606

            EGI-Fund (02-04) Investors, L.L.C.
            Chai Trust Company, L.L.C.
            each c/o Equity Group Investments, L.L.C.
            Two North Riverside Plaza
            Chicago, IL  60606

      (c)   Citizenship:

            EIP Investment Holdings LLC BVBA - United States & Belgium EGI-Fund (02-04) Investors, L.L.C. - United States
            Chai Trust Company, L.L.C. - United States

      (d) Title of Class of Securities: Common Shares and American Depositary Shares representing Common Shares of the Issuer

      (e)   CUSIP Number: 25030W100

---------------

(1) The board of managers of Chai Trust Company, L.L.C., an independent trust company, consists of Bert Cohen, Robert M. Levin, Donald J. Liebentritt, Kellie Zell, Leah Zell Wanger, JoAnn Zell Gillis, and Matthew Zell.

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ITEM  3.    IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
            SECTIONS 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

      (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)   [ ] An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

      (f)   [ ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

      (g)   [ ] A parent holding company or control person in accordance with
                Section 240.13d-1(b)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      Not applicable.

ITEM 4.     OWNERSHIP.

            (a)   Amount beneficially owned:

                  EIP Investment Holdings LLC BVBA, a Delaware limited liability company and Belgium BVBA, acquired 68,142,301 shares of Common Stock of the Issuer prior to the Issuer registering such shares of Common Stock in connection with the international initial public offering of the Issuer. Chai Trust Company, L.L.C. shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 68,142,301 shares of Common Stock.

                  EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company, acquired 100,000 American Depositary Shares, representing 600,000 shares of Common Stock, of the Issuer in connection with the international initial public offering of the Issuer. Chai Trust Company, L.L.C. shares voting and dispositive power with respect to, and holds indirect beneficial ownership of, such 600,000 shares of Common Stock.

            (b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).

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            (c)   Number of shares as to which the Reporting Person has:

                  (i) Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                  (ii) Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                  (iii) Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).

                  (iv) Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See Exhibit 99.1.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

EIP INVESTMENT HOLDINGS LLC BVBA

By: _________________________________________
Name: _______________________________________
Title: ______________________________________

EGI-FUND (02-04) INVESTORS, L.L.C.

By: /s/ Donald J. Liebentritt
    ----------------------------------------
    Donald J. Liebentritt, Vice President

CHAI TRUST COMPANY, L.L.C.

By: /s/ Donald J. Liebentritt
    ----------------------------------------
    Donald J. Liebentritt, President